NORSAT ANNOUNCES 2009 THIRD QUARTER FINANCIAL RESULTS

- Management to Host Conference Call at 12 p.m. ET -

Vancouver, British Columbia – November 5, 2009 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of intelligent satellite solutions, announces its financial results for the three- and nine- month periods ended September 30, 2009. All financial results are in U.S. dollars unless otherwise stated.

Q3 2009 Summary

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Revenue increased to $5.1 million from $4.9 million in Q3 2008.

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Net earnings for the quarter was $0.6 million or $0.01 per share compared to net earnings of $0.7 million, or $0.01 per share in Q3 2008

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Revenues for the first nine months of 2009 increased to $15.0 million compared to $11.8 million for the same period in 2008.

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Net earnings for the first nine months of 2009 was $1.7 million or $0.03 per share compared to net earnings of $0.9 million or $0.02 per share for the same period in 2008.

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Increased cash position to $7.2 million as at September 30, 2009 from $5.0 million at June 30, 2009.

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The Company announced a Normal Course Issuer Bid to acquire up to 5.2 million common shares through the facilities of the Toronto Stock Exchange. As at September 30, 2009, the Company redeemed 120,000 shares at a weighted average price of $0.71 (Cdn$0.77) per share pursuant to the normal issuer bid in effect since July 6, 2009.

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During the quarter ended September 30, 2009, the Company successfully negotiated an increase to the operating line of credit from Cdn$500,000 (or US$400,000) to Cdn$1,000,000 (or US$800,000).

“I’m pleased with the company’s performance to date in 2009, which showed a year to date increase of 27% in revenues,” said Dr. Amiee Chan, President and CEO, Norsat International Inc. “ Considering the global economic recessionary conditions, we have demonstrated a resiliency that should serve Norsat well as the economic climate improves over the next few quarters.”

Dr. Chan continued “During the quarter, we made several inroads for our products with other non-U.S. militaries as well as with orders from customers in India and China for broadcasting purposes and Italy for maritime communications. This type of product and geographic diversification will continue to be one of our key ingredients to maintaining our organic growth. At this time, we anticipate finishing the year at the lower end of our year on year revenue growth expectations of 15 – 20%.”

Dr. Chan concluded, “While the Microwave and Satellite business units continue to be cornerstones for Norsat, we are working diligently to build up our three new business units – Maritime, Wireless Networks and Norsat Capital. We anticipate that these business units will be growth contributors in the longer term and will form part of the foundation for Norsat to become the premiere communications provider for remote and austere regions of the world.”

Financial Review

Revenue was $5.1 million for Q3 2009, up from $4.9 million in Q3 2008. The year-over-year increase in total revenue is attributable to consistent performance by the microwave and satellite systems businesses. Revenue from the Satellite Systems segment was $2.7 million in Q3 2009, up from $2.6 million in Q3 2008. Revenue from the company’s Microwave Products segment was $2.3 million in Q3 2009, compared to$2.3 million in Q3 2008.

Norsat’s overall gross margin for Q3 2009 was 48%, compared to 48% in Q3 2008.  Gross margin for the Microwave Products segment was 42% in Q3 2009, compared to 37% in Q3 2008, the improvement resulted from sales of new products, which commanded better margins. Gross margin for the Satellite Systems segment decreased to 53% in Q3 2009, compared to 57% in Q3 2008. Overall gross margins for the nine months ended September 30, 2009 was 49%, consistent with the gross margins earned during the same period last year.  Management anticipates that overall margins will continue to hold around the current levels.

Operating expenses for Q3 2009 were $1.7 million, compared to $1.6 million in Q3 2008. The increase resulted primarily from the ongoing costs attributable to the Bluemoon acquisition. For the nine months ended September 30, 2009, Operating expenses were $5.7 million compared to $4.9 million for the same period last year.

For Q3 2009, net earnings were $0.6 million, or $0.01 per share, down slightly from the $0.7 million or $0.01 per share reported in Q3 2008.

Cash provided from operating activities was $1.8 million in Q3 2009, compared to usage of $0.4 million for the same period last year. At September 30, 2009, Norsat had cash and cash equivalents of $7.2 million, compared to $1.0 million as at December 31, 2008. At September 30, 2009, Norsat’s working capital was $11.0 million, compared to $8.5 million at December 31, 2008.

As at September 30, 2009, total shares issued and outstanding were 59,273,805.

A full set of financial statements and MD&A for Norsat is available at www.norsat.com and will be available at www.sedar.com.

Notice of Conference Call

Norsat will host a conference call on November 5, 2009 at 12:00 p.m. Eastern Time. To access the conference call by telephone, dial (408) 884-1884 or 1-888-947-3988. The conference call reference number is 309115. Please connect approximately fifteen minutes prior to the beginning of the call to ensure participation.  A replay of the conference call will be available at www.norsat.com

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. The company’s portfolio of capabilities include: microwave components; fixed, transportable, ultra-portable, vehicle-mounted and maritime satellite systems; turnkey maritime navigation and communications systems; and end-to-end network services. Norsat is headquartered in Vancouver, Canada, with offices in Annapolis, Maryland; Lincoln, United Kingdom; Stockholm, Sweden; Rome, Italy; and Daejeon, South Korea. Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan

Eugene Syho

President & CEO

Chief Financial Officer

Tel: 604-821-2808

Tel: 604-821-2838

 Email: achan@norsat.com

Email: esyho@norsat.com

In Canada:

In the U.S.:

Caren Holtby

Adam P. Lowensteiner

Investor Relations

Wolfe Axelrod Weinberger Assoc. LLC

choltby@norsat.com

(212)370-4500; (212) 370-4505(Fax)

adam@wolfeaxelrod.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s unaudited consolidated financial statements and related notes included therein for the year ended September 30, 2009, and the Management Discussion and Analysis for the quarter ended September 30, 2009. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.